

September 28, 2011

Via Facsimile
Mr. James N. Jannello
Executive Vice President and Chief Executive Officer
Janel World Trade, Ltd.
150-14 132nd Avenue
Jamaica, New York 11434

>   **Re: Janel World Trade, Ltd.**
>   **Form 10-K for Fiscal Year Ended September 30, 2010**
>   **Filed December 28, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
>   **Filed August 15, 2011**
>   **File No. 333-60608**

Dear Mr. Jannello:

We have reviewed your response dated August 24, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Statements, page 3

Consolidated Statements of Operations, page 4

1. We note your presentation of other comprehensive income, net of tax in your statement of operations only includes the amounts of your unrealized gains and losses from items which affect other comprehensive income. In future filings please revise to provide a total for Other Comprehensive Income, Net of Tax. Please refer to the guidance in ASC 220-10-55.

Consolidated Statements of Cash Flows, page 6

2. We note it appears that certain amounts presented in the financing section of your statements of cash flows appear to be presented on a net basis. Unless such items qualify for net reporting in accordance with the guidance in ASC 230-10-45-7 through 45-9, please revise future filings to present such items on a gross basis.

Note 6. Acquisitions, page 9

3. We note your response to comment four in our letter dated August 9, 2011 showing your computations for how you determined whether your acquisition of the international freight forwarding assets of Ferrara International Logistics (FIL) qualified as the acquisition of a significant subsidiary as defined in Rule 1-02(w) and Rule 3-05(b)(2) of Regulation S-X. We note that in applying the income test for this acquisition you used the seller's book tax loss per their December 31, 2009 Federal income tax return as a substitute for their income or loss determined in accordance with GAAP. Please provide us with your revised computations using amounts for both the registrant and the acquired business determined in accordance with GAAP.

4. We note your response to comment seven in our letter dated August 9, 2011 regarding your disclosures about your acquisition of FIL. We have the following additional comments:

   - We are unable to locate your disclosure regarding the reasons why the initial allocation of the purchase price is incomplete, accordingly we reissue that portion of our original comment as follows: If the initial accounting is incomplete, please ensure your disclosures in future filings include the reasons why the initial accounting is incomplete, the specific assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

   - We note your purchase price allocation. Since the entire purchase price has been allocated to intangible assets, please confirm to us that you did not acquire any tangible assets. In this regard, we note that your description of this acquisition is that you acquired the "international freight forwarding assets" of FIL, and it is unclear from this description that the only identifiable asset you acquired was customer relationships. Please explain to us how you determined the tangible and intangible assets that you acquired, and revise future filings to better describe what you acquired.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Nine Months ended June 30, 2011 and 2010, page 14

5. We note your response to comment one in our letter dated August 9, 2011. However, we note that the amount included for income before taxes for the nine months ended June 30, 2010 in your discussion under the caption Income (Loss) Before Taxes in the second paragraph on page 15 does not agree with the similarly titled amount presented in your Statements of Operations. Please revise future filings to ensure that the amounts discussed agree with the amounts in your financial statements.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief